EXHIBIT 99.3

January 5, 2025
Board of Directors
Smart Share Global Limited
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China

Dear Directors:

Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of Smart Share Global Limited (the “Company”), Mr. Peifeng Xu, Director and President of the Company, Mr. Victor Yaoyu Zhang, Chief Marketing Officer of the Company, and Ms. Maria Yi Xin, Director and Chief Financial Officer of the Company (such individuals, together with Trustar Capital, the “Consortium Members” and the consortium so formed, the “Consortium”) are pleased to submit this preliminary non-binding proposal to acquire the Company in a going private transaction (the “Acquisition”).

We believe that our proposal provides an attractive opportunity to the Company’s shareholders. The purchase price set forth in this proposal represents a 74.8% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 68.1% and 70.1% to the volume-weighted average price during the last 30 and 60 trading days, respectively.

1.            Consortium. The Consortium Members have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which the Consortium Members will form an acquisition vehicle for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 16.9% of the total issued and outstanding share capital of the Company, representing 64.0% of the total voting power of the Company.

2.            Purchase Price. The consideration payable for each ordinary share of the Company, par value US$0.0001 per share, will be US$0.625 in cash, or US$1.25 in cash for each American depositary share of the Company (“ADS”), each representing two Class A ordinary shares of the Company (in each case, other than those ordinary shares or ADSs held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.            Closing Certainty; Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the Acquisition with a combination of equity and debt capital and we expect the commitments for the required equity and debt funding, subject to the terms and conditions set forth therein, to be in place when the definitive agreements providing for the proposed Acquisition and related transactions (the “Definitive Agreements”) are signed. Equity financing will be provided by the Consortium Members and any additional members we may accept into the Consortium (in each case, including by way of rollover shares and/or cash contribution). We have received highly confident letters from China Merchants Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., each indicating that the bank is highly interested in arranging and is highly confident of its ability to arrange debt financing for the Acquisition subject to the terms and conditions set forth therein.

4.            Due Diligence. We and our advisors have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on an expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

5.            Definitive Agreements. We are prepared to negotiate and finalize Definitive Agreements expeditiously. The Definitive Agreements will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the negotiation of the Definitive Agreements will be completed in parallel with due diligence.

6.            Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”). We expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with the Consortium the proposed Acquisition, including the Definitive Agreements. In considering our proposal, you should be aware that the Consortium Members are interested only in pursuing the Acquisition and are not interested in selling their shares in any other transaction involving the Company.

7.            About Trustar Capital. Trustar Capital is a leading private equity firm in Asia with the most established buyout platform in China. With offices in China, Japan, and the United States, Trustar Capital has built a global track record of investing in companies which demonstrate the potential to capitalize on the growth and productivity of the Chinese economy.

8.            No Binding Commitment. This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements and then will be on terms and conditions provided in such documentation.

The Consortium Members are collaborating on this non-binding proposal on the basis of their shared recognition of the development of China’s local services market, the management’s extensive experience contributing to the Company’s established industry presence and brand awareness, as well as Trustar Capital’s leading position in the private equity sector and its expansive ecosystem. In closing, we would like to express our commitment to working together to bring the Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely, Trustar Mobile Charging Holdings Limited

By:	/s/ Rikizo Matsukawa

Name:	Rikizo Matsukawa

Title:	Director

[Signature Page to Non-Binding Proposal]

Mars Guangyuan Cai

/s/ Mars Guangyuan Cai

[Signature Page to Non-Binding Proposal]

Peifeng Xu

/s/ Peifeng Xu

[Signature Page to Non-Binding Proposal]

Victor Yaoyu Zhang

/s/ Victor Yaoyu Zhang

[Signature Page to Non-Binding Proposal]

Maria Yi Xin

/s/ Maria Yi Xin

[Signature Page to Non-Binding Proposal]